

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 17, 2010

Mr. Stephen A. Heit
Chief Financial Officer, CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, New Jersey 07073

Re: **CCA Industries, Inc.**
              Form 10-K for the fiscal year ended November 30, 2009
              File No. 1-31643

Dear Mr. Heit:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

                                      Sincerely,

                                      John Hartz
                                      Sr. Asst. Chief Accountant